UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of                   June                    , 2004
                 ----------------------------------------
                                 Frontline Ltd.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

       Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                              Form 20-F    X     Form 40-F
                                        --------            --------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes            No      X
                                        --------       --------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                   --------

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached is a copy of the earnings release of Frontline Ltd. (the "Company") dated May 28, 2004, for the quarter ended March 2004.

FRONTLINE LTD.

FOR IMMEDIATE RELEASE

Frontline Ltd. Interim Report January - March 2004


HIGHLIGHTS

          o Frontline reports a record quarterly result of $214.4 million and earnings per share of $2.91 for the first quarter of 2004.

          o    Frontline announces a cash dividend of $5.00 per share.

          o Frontline announces the partial spin off of Ship Finance International Limited ("Ship Finance") through the distribution of one share in Ship Finance for each four shares held in Frontline.

          o In the first quarter, Frontline's wholly-subsidiary, Ship Finance, completed the acquisition of 46 tankers, plus an option to acquire a further tanker, from Frontline. The acquisition was financed using the proceeds of the issue of $580 million in 8.5% Senior Notes in December 2003, and refinancing of existing debt with a new $1,058 million facility.


FIRST QUARTER RESULTS

The Board of Frontline Ltd. is pleased to announce net income of $214.4 million for the first quarter of 2004, equivalent to earnings per share of $2.91. Net operating revenues (being total operating revenues less voyage expenses) and net operating income before depreciation for the quarter were $368.9 million and $320.4 million, respectively.

The average daily time charter equivalents ("TCEs") earned in the spot and period market by the Company's VLCCs, Suezmax tankers, and Suezmax OBO carriers were $74,900, $59,100 and $26,100, respectively, compared with $40,600 $32,600 and $27,900 respectively in the fourth quarter of 2004.

In accordance with FASB Interpretation 46 Revised, Frontline has consolidated Independent Tankers Corporation ("ITC"), a company over which Frontline holds a purchase option, with effect from December 31, 2003. The net effect of ITC in the first quarter is a net income of approximately $1.0 million. As at March 31, 2004, the total book value of ITC's consolidated assets was approximately $900 million, including restricted cash balances of $307.0 million. ITC has total Notes outstanding of $596.4 million. (See Note to the Unaudited Frontline Group First Quarter Report).

Interest income for the quarter was $7.9 million, of which $5.8 million relates to ITC. Interest expense for the quarter was $53.8 million, increased from $22.0 million in the immediately preceding quarter. This increase reflects the inclusion of ITC, a full quarters interest on the 8.5% Senior Notes and the write off of deferred fees due to the debt refinancing amounting to $16.8 million, $12.3 million and $4.2 million, respectively. In the first quarter of 2004 the Company entered into interest rates swaps with a total notional principal amount of $500 million. Other financial items for the quarter were an expense of $13.7 million of which $12.8 million is attributable to the mark to market valuation of these interest rate swaps. The strengthening of the Yen in the first quarter resulted in the Company recording a foreign exchange loss of $4.1 million on the Yen debt in subsidiaries and certain Yen currency contracts.

The Yen rate at the end of the quarter was 105.64 while 5 years US Treasury Bonds traded March 31st with a yield of 2.78%. Both prices have moved in the second quarter and look as of today to generate mark to market revaluation gains in the second quarter

As at March 31, 2004, the Company had total cash and cash equivalents of $857.2 million. This amount includes restricted cash of $571.8 million of which $307.0 million relates to deposits in ITC and $250.0 million in Frontline Shipping Limited.

As of May 28, 2004, Frontline has cash breakeven rates for VLCCs and Suezmaxes of $21,878 and $15,961, respectively.


CORPORATE AND OTHER MATTERS

In December 2003, Ship Finance, a newly formed wholly owned subsidiary of Frontline issued $580 million in 8.5% Senior Notes. In the first quarter of 2004, Ship Finance has used the proceeds of the note issue, together with a refinancing of existing debt, to fund the acquisition of a fleet of 47 crude oil tankers, including one purchase option for a VLCC, from Frontline. Ship Finance has chartered each of the ships back to Frontline for most of the remaining life of each of the vessels. The registration statement for the Senior Notes was declared effective by the United States Securities and Exchange Commission on May 25, 2004. Ship Finance has filed a registration statement to register its common shares under the Securities Exchange Act of 1934. Upon effectiveness of that registration statement, Ship Finance International's common shares will be eligible for listing on the New York Stock Exchange. Frontline announces the distribution of 25 per cent of Ship Finance's common shares to Frontline's common shareholders in a partial spin off. Each Frontline shareholder will receive one share in Ship Finance for every four Frontline shares held. The record date for the distribution will be June 7, 2004, and the distribution date is expected to be June 16, 2004. Due to the nature of the distribution the New York Stock Exchange is expected to establish the ex-dividend date as June 17, 2004, at which time the Ship Finance common shares will commence trading under the ticker symbol "SFL". It is the Board's further intention that during 2004, Frontline shall divest all its shares in Ship Finance either through a straight sale, a corporate transaction, or through further dividend distribution to Frontline's shareholders.

Ship Finance will, based on the existing charters, have a free cash flow of a minimum of $200 million before debt principal and interest repayment and $100 million after scheduled debt principal and interest repayments. In addition, Ship Finance will receive 20 per cent of any earnings, calculated on an annual basis, in excess of the agreed daily charter rates, being $25,575 for VLCCs and $21,100 for Suezmaxes. This excess, which under US GAAP will only be accounted for by Ship Finance following the completion of the annual calculation, is estimated to equal approximately $20 million at March 31, 2004.

On May 28, 2004, the Board declared a dividend of $5.00 per share. The record date for the dividend is June 7, 2004, ex dividend date is June 3, 2004 and the dividend will be paid on or about June 16, 2004. The dividend consists of $0.25 per share in normal quarterly dividend and an extra dividend of $4.75 per share reflecting the strong earnings achieved in the quarter, the liquidity generated from the Ship Finance transaction and the positive short to medium term outlook for the business. After payment of the dividend in mid June, Frontline is expected to have a solid cash position in addition to the $250 million which is restricted to support the Ship Finance charter payments.

In the first quarter, the Company completed an agreement with its joint venture partner, Overseas Shipholding Group, Inc. (OSG), to exchange interests in six joint companies, which each own a VLCC. This agreement resulted in the Company becoming the 100% owner of three VLCCs, Edinburgh, Ariake and Hakata.

On July 1, 2003, the Company entered into an option agreement with Hemen Holding Ltd (Hemen) that gives the Company the right to acquire all shares in ITC from Hemen for a total consideration of $4.0 million plus 4 per cent interest per year. ITC operates a total of six VLCCs and four Suezmaxes which are on long term charters to BP and Chevron. Hemen is a holding company indirectly controlled by Frontline's Chairman, John Fredriksen. Frontline announces that it has exercised this purchase option effective May 27, 2004.

During the first quarter of 2004, the Company issued 150,399 shares in connection with the exercise of employee share options and at March 31, 2004, 73,798,329 ordinary shares were outstanding and the weighted average number of shares outstanding for the quarter was 73,691,072.

THE MARKET

The strong VLCC market that we experienced in the last quarter of 2003 continued in the first quarter of 2004. Except for brief dips at the beginning and very end of the quarter, the market from the Middle East to the Far East stayed above WS 100 (or TCE $57,000 per day) for the whole quarter. This was the result of continued high world oil demand due to seasonal cold weather in the U.S and Europe, continued strong growth in the demand for oil into China, and improving world economic activity. In addition, logistical problems with exports from Russia deteriorated further, and this reduction in the Russian export had to be replaced from the Middle East resulting in increased ton miles for the world VLCC fleet. Finally, oil production in Venezuela has still failed to reach pre-strike levels, the shortfall being covered from the Middle East, again resulting in increased ton miles.

The logistical problems with the oil export from Russia, in particular, the long delays in transiting the Bosporus, created an extremely good market for the Suezmaxes in the first quarter. At certain stages during the quarter more than 10 percent of the world Suezmax fleet was tied up in waiting for transit into or out of the Black Sea, or waiting to load in Novorossiysk. These logistical problems were largely due to weather conditions, and as they have improved the delays have been reduced. At present the export from the Black Sea is back to normal, and the problems are not expected to start again until this fall or early winter.

According to IEA, the average OPEC 10 oil production (which excludes Iraq) in the first quarter of 2004 was approximately 25.8 million barrels per day (b/d), while the official OPEC 10 quota in the same period was 24.5 million b/d. On the 10th of February, OPEC announced that they would cut their quota by 1.0 million b/d with effect from April 1st in order to compensate for the expected seasonally weaker demand for oil. Current estimates from IEA are that OPEC 10 have produced an average of about 1.9 million b/d more than their official quotas in April, a trend that is expected to continue through the second quarter especially in view of the current exceptionally strong crude oil prices.

IEA estimates that world oil demand averaged more than 81 million b/d in the first quarter, an increase of 2.3 percent from the first quarter of 2003. Industry analysts have expected a seasonal decrease in the demand in the second quarter, but at present more and more analysts are announcing that they have underestimated the demand for oil. Thus, the downward adjustment in the present quarter will most probably be less than originally expected.

The world tanker fleet totalled 295.3 million dwt at the end of the first quarter 2004, an increase of 2.1 percent over the quarter. The world VLCC fleet increased marginally from 433 to 435 vessels. The total orderbook expanded to 83 vessels as a total of 15 VLCC's were ordered during the quarter. This represents 19 percent of the current VLCC fleet. Three VLCC's were scrapped in the same period. The total orderbook for Suezmax tankers were 84 vessels at the end of the first quarter. This represents 34 percent of the current Suezmax fleet. Four Suezmaxes were scrapped in the first quarter.

The prices for second hand tonnage and newbuilding prices have continued upwards, driven by strong spot earnings, limited sellers, a tight yard situation, and increasing commodity prices.

The Board is somewhat concerned over the long term demand effects of the raising crude oil prices. Combined with the anticipated growth in the overall fleet the tanker market is sensitive to a reduced demand for crude oil, particularly in the US as well as China. However, the current trend is convincingly strong and the tanker market looks healthy for the remainder of the year. At present we are far enough into the second quarter to say that the crash in earnings that many observers were predicting did not take place. The freight futures market seems to be reflecting this view, and at the moment it is possible to sell freight futures for the rest of the year at a level that equates to approximately $73,000 per day on VLCC. The indications for 2005 are around $47,000 per day. Frontline will consider using the physical as well as financial markets to secure some stability in earnings and thereby lower the cash break even rates on the spot orientated tonnage. Frontline expects a good market for the rest of the year with strong, although volatile, earnings.

STRATEGY

Following the spin off of 25 per cent of Ship Finance, Frontline will be comprised of four main parts. One part will be the charter agreement for the 47 vessels with Ship Finance including the $250 million in cash tied up to this transaction. Another part will be the ownership of 75 per cent of Ship Finance. The third part will be the ownership of the ITC structure. The fourth part will include the remaining vessels; three drybulk vessels, nine VLCCs and three Suezmaxes financed through the German K/G market, two joint venture owned VLCCS, one wholly-owned non-recourse financed VLCC and a comfortable cash position.

The main strategy is that Frontline over time shall be a world leading chartering company which will adjust the exposure to the market depending on where in the cycle we are. As a part of this strategy Frontline will divest the ownership of Ship Finance. This can happen through a sale of the share position, a corporate transaction or through a share dividend to existing Frontline holders. The Board will focus on maximizing the value of this strategic position. Frontline will, when the financing arrangements permit, consider divesting the "non Ship Finance" vessels. This can be done through leasebacks or through straight sales of the vessels.

Frontline will after the anticipated spin off of Ship Finance be more financially exposed to the chartering market. This is likely to increase
Frontline's activity in the chartering market with respect to in and out chartering short as well as long term. The purpose will be to manage the risk through a portfolio of charters.

Frontline will have a good financial position after the spin off. Total recourse bank debt in Frontline after this will be less than $23 million. The main purpose of the split of Frontline was to obtain access to cheaper and different kinds of financing instruments. It is Frontline's intention to use the strong financial position which has been created, combined with an effectively priced equity, to continue the consolidation of the tanker market.

OUTLOOK

So far in the second quarter, Frontline has chartered out approximately 89% of the VLCC capacity and 78% of Suezmax capacity at rates of around $55,600 and $39,700. This is significantly above the necessary cash break even rates and will give strong free cash generation. The current market is higher than the average rates achieved so far in the quarter. The shareholders should expect a continued high dividend payment as well as well as further attempts to consolidate the tanker market. The strengthening of long term charter market rates provides an interesting opportunity to lock in fixed long term cash generation. The Board is optimistic on the outlook for the Company.


FORWARD LOOKING STATEMENTS

This press release contains forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Frontline management's examination of historical operating trends. Although Frontline believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Frontline cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in this press release include the strength of world economies and currencies, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the tanker market as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in the Company's operating expenses including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission.

May 28, 2004
The Board of Directors
Frontline Ltd.
Hamilton, Bermuda


Questions should be directed to:

Contact: Oscar Spieler: Chief Executive Officer, Frontline Management AS +47 23 11 40 79

          Tom Jebsen, Chief Financial Officer, Frontline Management AS +47 23 11 40 21

                FRONTLINE GROUP FIRST QUARTER REPORT (UNAUDITED)

--------------------------------------------------------------------------------------------  ------------ ------------ ------------
INCOME STATEMENT                                                                                     2004         2003         2003
(in thousands of $)                                                                               Jan-Mar      Jan-Mar      Jan-Dec
                                                                                                            (restated)
--------------------------------------------------------------------------------------------  ------------ ------------ ------------

Total operating revenues                                                                           450,636      338,612   1,140,818
Gain (loss) from sale of assets                                                                        244          493         436
Voyage expenses                                                                                     81,760       79,670     323,598
Ship operating expenses                                                                             30,713       26,840     117,604
Charter hire expenses                                                                               11,884       23,547      81,009
Administrative expenses                                                                              6,115        3,263      17,889
Operating income before depreciation                                                               320,408      205,785     601,154
Depreciation                                                                                        45,183       35,359     146,907
Operating income after depreciation                                                                275,225      170,426     454,247
Interest income                                                                                      7,962        2,708       9,185

Interest expense                                                                                   (53,815)     (18,470)    (75,097)
Share of results from associated companies                                                           2,863       17,165      38,723
Other financial items                                                                              (13,698)       6,843      33,264
Foreign currency exchange gain (loss)                                                               (4,104)       1,007     (17,193)
Income before taxes                                                                                214,433      179,679     443,129
Taxes                                                                                                    -           (2)          3
Cumulative effect of change in accounting principle                                                      -            -      33,767
Net income (loss)                                                                                  214,433      179,681     409,359

Earnings per Share ($)
EPS before cumulative effect of change in accounting principle                                       $2.91        $2.35       $5.92
Cumulative effect of change in accounting principle                                                      -            -      $(0.45)
EPS                                                                                                  $2.91        $2.35       $5.47
--------------------------------------------------------------------------------------------  ------------ ------------ ------------

--------------------------------------------------------------------------------------------  ------------ ------------ ------------
Income on time charter basis ($ per day per ship)*
VLCC                                                                                                74,900       55,400      42,300
Suezmax                                                                                             59,100       40,800      33,900
Suezmax OBO                                                                                         26,100       42,400      31,900
--------------------------------------------------------------------------------------------  ------------ ------------ ------------
* Basis = Calendar days minus off-hire.  Figures after deduction of broker commission

-------------------------------------------------------------------------------------------   ------------ ------------ ------------
BALANCE SHEET                                                                                        2004         2003         2003
(in thousands of $)                                                                                Mar 31       Mar 31       Dec 31
                                                                                                            (restated)
-------------------------------------------------------------------------------------------   ------------ ------------ ------------
ASSETS
Short term
Cash and cash equivalents                                                                          285,325      139,984      121,726
Restricted cash                                                                                    571,858        9,194      894,350
Other current assets                                                                               229,070      193,265      181,851
Long term
Newbuildings and vessel purchase options                                                             8,370       35,019        8,370
Vessels and equipment, net                                                                       2,316,654    2,345,498    2,165,239
Vessels under capital lease, net                                                                   753,580      260,366      765,126
Investment in finance leases                                                                       120,958            -      120,894
Investment in associated companies                                                                  12,888      136,687      173,329
Deferred charges and other long-term assets                                                         42,829       18,417       32,651
Total assets                                                                                     4,341,532    3,138,430    4,463,536

LIABILITIES AND STOCKHOLDERS' EQUITY
Short term
Short term interest bearing debt                                                                   138,763      163,702      191,131
Current portion of obligations under capital leases                                                 20,446       13,481       20,138
Other current liabilities                                                                          107,431       63,608      100,827
Long term
Long term interest bearing debt                                                                  2,115,341    1,218,222    2,091,286
Obligations under capital leases                                                                   748,718      256,747      753,823
Other long term liabilities                                                                         65,643       26,717       50,913
Stockholders' equity                                                                             1,145,190    1,395,953    1,255,418
Total liabilities and stockholders' equity                                                       4,341,532    3,138,430    4,463,536
-------------------------------------------------------------------------------------------   ------------ ------------ ------------


-------------------------------------------------------------------------------------------   ------------ ------------ ------------
STATEMENT OF CASHFLOWS                                                                               2004         2003         2003
(in thousands of $)                                                                               Jan-Mar      Jan-Mar      Jan-Dec
                                                                                                             restated)
-------------------------------------------------------------------------------------------   ------------ ------------ ------------
OPERATING ACTIVITIES
Net income (loss)                                                                                  214,433      179,681     409,359
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortisation                                                                       45,184       35,359     146,907
Unrealised foreign currency exchange (gain) loss                                                     8,407       (1,258)     17,955
Gain or loss on sale of assets                                                                        (244)        (493)       (436)
Results from associated companies                                                                   (2,863)     (17,165)    (38,723)
Change in accounting principle                                                                                       -       33,767
Adjustment of financial derivatives to market value                                                 12,842       (6,160)    (28,180)
Other                                                                                                3,201          482       2,377
Change in operating assets and liabilities                                                         (30,614)     (54,217)    (18,342)
Net cash provided by operating activities                                                          250,346      136,229      524,684

INVESTING ACTIVITIES
Maturity (placement) of restricted cash                                                            322,491         (974)   (562,322)
Purchase of short-term investment                                                                   (9,988)           -           -
Additions to newbuildings, vessels and equipment                                                         -      (14,313)   (356,927)
Advances to associated companies, net                                                              (32,143)       3,651     (90,150)
Purchase of minority interest                                                                            -       (3,382)          -
Proceeds from sale of assets                                                                        11,181        3,943     459,592
Net cash provided by (used in) investing activities                                                291,541      (11,075)   (549,807)

FINANCING ACTIVITIES
Proceeds from long-term debt, net of fees paid                                                   1,464,119       (1,076)    661,091
Repayments of long-term debt                                                                    (1,506,943)     (62,290)   (465,313)
Repayment of capital leases                                                                         (4,796)      (2,463)    (13,134)
Addition to capital leases                                                                               -            -     218,844
Dividends paid                                                                                    (331,989)     (11,471)   (338,033)
Issue of shares, net                                                                                 1,321           52     (19,876)
Net cash provided by (used in) financing activities                                               (378,288)     (77,248)     43,579

Net increase (decrease) in cash and cash equivalents before change in accounting principle         163,599       47,906      18,456
Cash effect of change in accounting principle                                                            -            -      11,192
Net increase (decrease) in cash and cash equivalents after change in accounting principle          163,599       47,906      29,648
Cash and cash equivalents at start of period                                                       121,726       92,078      92,078
Cash and cash equivalents at end of period                                                         285,325      139,984     121,726
-------------------------------------------------------------------------------------------   ------------ ------------ ------------







Notes

In December 2003, the FASB issued Interpretation 46 Revised, Consolidation of Variable Interest Entities. FIN 46R requires Frontline to consolidate any variable interest entities that are also considered to be "Special Purpose Entities" effective December 31, 2003. The Company has a number of arrangements which may be considered to be variable interest entities under the provisions of FIN 46R and has determined that it is required to consolidate these entites. Consequently, at December 31, 2003 the Company has consolidated Independent Tankers Corporation ("ITC"), a group that operates a total of six VLCCs and four Suezmax tankers, which are on long-term charters to BP and Chevron. On July 1, 2003, the Company entered into an option agreement with Hemen Holding Ltd (Hemen) that gives the Company the right to acquire all shares in ITC from Hemen for a total consideration of $4.0 million plus 4 per cent interest per year. Hemen is a holding company indirectly controlled by Frontline's Chairman, John Fredriksen. Total book value of ITC's consolidated assets at December 31, 2003 was approximately $950 million and the Company's maximum exposure to loss is $10 million. In addition, the Company has consolidated a joint venture for which the Company has determined it is the primary beneficiary of that entity. Consolidation of these entities as of December 31, 2004 has given rise to an income statement charge of $33.8 million which is classified as the cumulative effect of a change in accounting principle. The addition of cash balances totaling $11.2 million has been classified as the cash effect of a change in accounting principle in the statement of cashflows.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                                    Frontline Ltd.
                                      ---------------------------------------
                                                     (Registrant)




Date      June 2, 2004            By            /s/ Kate Blankenship
      --------------------            ---------------------------------------
                                                  Kate Blankenship
                                       Secretary and Chief Accounting Officer




02089.0009 #490468